Grant W. Collingsworth
404-504-7786
gwc@mmmlaw.com
www.mmmlaw.com
August 5, 2010
VIA EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SciQuest, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed June 24, 2010 File No. 333-165720
Dear Ms. Jacobs:
          On behalf of SciQuest, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2010 (Registration No. 333-165720) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
          The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated July 16, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
          On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38
1.	We refer to your revisions made in response to prior comment 3 and note that you have provided quantitative data for your target vertical markets for the year ended

Ms. Barbara Jacobs
Securities and Exchange Commission
August 5, 2010

December 31, 2009. Please revise your document to include such disclosure for the other years covered by your consolidated financial statements.
          Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” section beginning on page 38 of the Prospectus has been revised to include disclosure of the relative percentage of the Issuer’s revenues for the years ended December 31, 2007, 2008 and 2009 that are attributable to each of Issuer’s vertical markets.
Critical Accounting Policies
Stock-Based Compensation
April 2010 Grants, page 48
2.	We note your response to prior comment 4. Revise your disclosure to discuss why your valuations changed between your January 2010 and April 2010 option grants. Your disclosure should identify each of the predominant factors that contributed to the increase in valuation. The disclosure should further address why factors or assumptions have been changed.
          Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation — April 2010 Grants” section beginning on page 48 of the Prospectus has been revised to include further disclosure regarding the reasons for the valuation changes between the January 2010 and April 2010 option grants.
Notes to Financial Statements
Note 13. Subsequent Events (unaudited), page F-29
3.	We note your response to prior comment 8 and your revisions made to this footnote. Revise to include the amount of the cash bonus when determined.
          Response: The Issuer notes that the financial statements included in the Amendment have been updated through June 30, 2010. Therefore, the termination of the Exit Event Bonus Plan on June 23, 2010 is no longer a “subsequent event” in the financial statements. Disclosure regarding the termination of the Exit Event Bonus Plan has thus been included in Note 11, Commitments and Contingencies — Exit Event Bonus Plan, on page F-26 of the Prospectus. Once the aggregate amount of the cash bonuses is determined, the Issuer will revise Note 11, Commitments and Contingencies — Exit Event Bonus Plan, or Note 12, Subsequent Events (unaudited), on page F-27 of the Prospectus to disclose such amount.

Ms. Barbara Jacobs
Securities and Exchange Commission
August 5, 2010

          If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7786 or Seth K. Weiner, Esq. at (404) 504-7664. You can reach either of us by fax at (404) 365-9532.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Grant W. Collingsworth
Grant W. Collingsworth
Enclosures

cc:	Stephen J. Wiehe Seth K. Weiner, Esq.